Mail Stop 4561

      October 12, 2005



Mr. Thomas P. Reed
Vice President and Director
Huntington Preferred Capital, Inc.
41 S. High Street
Columbus, OH  43287

Re:	Huntington Preferred Capital, Inc.
Form 10-K for the fiscal year ended December 31, 2004
      Filed March 25, 2005
      File No. 0-33243

Dear Mr. Reed:

      We have reviewed your first response letter filed on
September
30, 2005 and have the following additional comments.    Where
indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2004

Related Party Transactions, page 47

1. We note your response to prior comment 2 and have further comments:

* We do not agree with positions that would exclude required financial information based on beliefs that a conditional exchange event would only happen under rare circumstances or that financial information will not provide meaningful additional information to holders of your preferred securities after the point in time that the
Bank, hypothetically, became undercapitalized. As your investors could own an investment in the Bank as a result of the conditional exchange feature, the Bank`s financial information is required information for the protection of investors in your preferred securities.

* Your position to refer your financial statement readers to the public filings of Huntington, as long as those financial statements are substantially the same as those of the Bank, appears reasonable.
Please amend your Form 10-K for the year ended December 31, 2004 to include your proposed disclosure and to include summarized financial information for Huntington in accordance with Rule 1.02 (bb) of Regulation S-X. Summarized financial information for Huntington will be required in all future filings under Form 10-Q and Form 10-K.

* With respect to your need to amend your Form 10-K, please advise us of any considerations that you have made regarding conclusions on effectiveness of disclosure controls and procedures as of December 31, 2004.


	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3403 if you have questions regarding comments on the financial statements and related matters.



Sincerely,



Steven Jacobs
Branch Chief





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Mr. Thomas P. Reed
Huntington Preferred Capital, Inc.
October 12, 2005
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